Exhibit 16.1

Tel: 617-422-0700	100 High Street, Suite 900
Fax: 617-422-0909	Boston, MA 02110
www.bdo.com
June 4, 2010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 1, 2010, to be filed by our former client, Forrester Research, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.
Very truly yours,
BDO Seidman, LLP, a New York limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.